BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

11 February 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

dlw 2/19

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

04 FEB 18 AM 7:21

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 February 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Wednesday 11 February 2004

BAA traffic figures up 4.8% in January 2004

Passenger numbers at BAA's seven UK airports continued to grow in January to a total of 9.3 million, 4.8% higher than January 2003 and in line with projections.

Among key markets, the fastest growing was long haul (excluding North Atlantic traffic), up 10% on last year, while European scheduled traffic was 6.6% ahead of last January. North Atlantic traffic rose by 2.3% despite weather disruptions and intensified security measures. European charter traffic improved from a sequence of falling volumes, to record an increase of 1.6% in January.

In the South East there was growth at all the BAA airports. Heathrow added 3.4%, Gatwick grew by 2.9% and Stansted added 14.8%. There was an 84% rise at Southampton with the continued growth of FlyBe.

Scotland rose 0.1% compared to last January 2003. Last year the Scottish airports experienced very strong growth of low fare services, as airlines entered a period of aggressive marketing and there has been some contraction of the market since then.

Mf.../

Across the Group the number of air transport movements was up by 1.4% on last January and cargo activity continued its gradual recovery with a 2.6% increase

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Maureen Spence, BAA plc**
Tel + 44 (0) 207 932 6776

BAA Traffic Summary : January 2004

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr 03 - Jan 04	% Change**	12 months to Jan 04	% Change***
Heathrow	4,847.6	3.4	54,048.9	0.8	63,358.4	0.1
Gatwick	1,850.7	2.9	25,993.5	1.2	29,948.2	0.9
Stansted	1,319.2	14.8	16,339.3	15.0	18,882.5	15.8
London Area Total	**8,017.5**	**5.0**	**96,381.7**	**3.0**	**112,189.1**	**2.6**
Southampton	95.9	83.7	1,145.1	69.3	1,263.2	59.5
Glasgow	471.8	-1.0	7,052.3	3.1	8,112.6	3.8
Edinburgh	508.4	1.9	6,363.9	7.0	7,486.7	7.2
Aberdeen	172.0	-1.7	2,144.4	-2.6	2,517.1	-2.2
Scottish Total	**1,152.3**	**0.1**	**15,560.5**	**3.8**	**18,116.3**	**4.3**
BAA Total	**9,265.6**	**4.8**	**113,087.3**	**3.6**	**131,568.7**	**3.2**

Air Transport Movements	Month	% Change*	Fin year to date: Apr 03 - Jan 04	% Change**	12 months to Jan 04	% Change***
Heathrow	38,265	1.4	384,314	-0.9	457,566	-0.6
Gatwick	17,204	-2.0	199,925	-1.4	234,549	-0.7
Stansted	13,388	2.6	145,543	7.2	171,661	9.4
London Area Total	**68,857**	**0.8**	**729,782**	**0.5**	**863,776**	**1.2**
Southampton	2,819	30.4	29,214	23.6	33,407	19.4
Glasgow	6,583	-1.3	75,491	-0.1	88,652	0.3
Edinburgh	8,789	1.9	89,479	0.2	106,361	0.1
Aberdeen	6,126	0.3	66,278	-3.5	78,569	-3.8
Scottish Total	**21,498**	**0.5**	**231,248**	**-1.0**	**273,582**	**-1.0**
BAA Total	**93,174**	**1.4**	**990,244**	**0.7**	**1,170,765**	**1.1**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr 03 - Jan 04	% Change**	12 months to Jan 04	% Change***
Heathrow	93,870	1.5	1,012,813	-2.7	1,224,931	-1.1
Gatwick	16,404	-1.5	183,736	-8.6	222,717	-7.7
Stansted	16,528	12.9	168,642	6.2	201,992	7.5
London Area Total	**126,802**	**2.5**	**1,365,191**	**-2.5**	**1,649,640**	**-1.1**
Southampton	20	-23.1	273	-18.4	319	-19.3
Glasgow	345	56.8	5,008	-0.1	5,424	-0.8
Edinburgh	2,034	8.4	21,491	10.0	24,993	14.4
Aberdeen	264	0.0	2,951	-4.0	3,485	-6.3
Scottish Total	**2,643**	**12.0**	**29,450**	**6.6**	**33,902**	**9.2**
BAA Total	**129,465**	**2.6**	**1,394,914**	**-2.4**	**1,683,861**	**-0.9**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of January 2003

Market Comparison: January 2004

Market	*BAA Total Jan 03 (000s)*	*BAA Total Jan 04 (000s)*	*% Change*
Domestic	1,813	1,824	0.6
Eire	431	437	1.4
European Scheduled	3,204	3,415	6.6
European Charter*	558	566	1.6
North Atlantic	1,232	1,260	2.3
Other Long Haul	1,602	1,763	10.0
Total	**8,839**	**9,266**	**4.8**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.